NEWS RELEASE

Birch Mountain Signs Agreement with Fort Hills Energy Operated by Petro-Canada

CALGARY, February 19, 2008 - Birch Mountain Resources Ltd. (“Birch Mountain” or the “Company”) (BMD: TSX and AMEX) announces the signing of a Cooperation and Data Sharing Agreement with Petro-Canada Oil Sands Inc. (“Petro-Canada”), on behalf of Fort Hills Energy L.P. (“Fort Hills Energy”), a partnership comprising Petro-Canada, UTS Energy Corporation and Teck Cominco Limited. In recognition of their overlapping mineral interests, the companies have entered into the agreement, “…to cooperate for the purposes of establishing a business basis by which the parties will work together to achieve their various objectives, and to explore various business opportunities...”

The first business opportunity identified under this agreement provides for access by Petro-Canada to Birch Mountain’s limestone to construct a road and a small lake that will be excavated into the limestone as part of the environmental program at the Fort Hills Project.

“We are pleased to announce our third multi-year agreement for the use of our limestone in oil sands construction,” says Joel Jarding, President and Chief Operating Officer of Birch Mountain. “This allows Fort Hills Energy to proceed with their project and enhances Birch Mountain’s market position by expanding the use of our limestone in the region. Construction of the access road is planned for 2008. The majority of limestone use will be for construction of the lake in 2009. When complete, we expect that approximately one million tonnes will have been utilized for which Birch Mountain will receive a royalty. In addition to this off-quarry sales opportunity, we are very pleased to establish a long-term working relationship with Petro-Canada and its partners under the Cooperation and Data Sharing Agreement”.

Company Contacts: Birch Mountain Resources Ltd. Tel. (403) 262-1838 Fax (403) 262-9888; Steve Chizzik Tel. (908) 688-9111
Website: www.birchmountain.com.

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration and development plans and results, anticipated capital expenditures and financing thereof, anticipated outcomes and timing of regulatory applications and approvals and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain’s expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.